Exhibit 99.1

Foresight Signs Memorandum of Understanding with Leading Car
Importer in Israel for First Sales of Eyes-OnTM System

According to preliminary estimates by the importer, the importer’s purchasing potential is approximately 21,000 systems over a period of three years from the signing of the binding agreement

Ness Ziona, Israel – June 26, 2018 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today the signing of a non-binding memorandum of understanding with a direct importer of several leading vehicle manufacturers to Israel.

The memorandum of understanding covers the terms of an agreement for the sale of Foresight’s Eyes-OnTM system for aftermarket configuration (installation of the product in vehicles after leaving the production line) and integration into the importer’s vehicles in Israel.

As a first step, once a binding agreement is signed, Foresight and the importer will carry out a pilot project using a beta version of the Eyes-OnTM system where the system will be integrated into a number of models from the importer’s fleet of vehicles (up to 25 vehicles).

According to the memorandum of understanding, the binding agreement shall stipulate the terms upon which Foresight will provide the importer with the Eyes-OnTM system, following successful completion of the pilot test according to predetermined criteria. In addition, the importer will carry out promotional activities to integrate Foresight’s products into the production lines of the vehicle manufacturers it represents in Israel.

According to preliminary estimates by the importer, the importer’s purchasing potential is approximately 21,000 systems over a period of three years from the signing of the binding agreement.

Eyes-OnTM is an advanced driver assistance system (ADAS) and the first product developed by Foresight. Eyes-OnTM is a unique automotive stereo vision system based on two visible-light cameras using advanced algorithms for accurate depth analysis and obstacle detection. The system detects many potential obstacles, including vehicles, pedestrians, cyclists, animals and more, while ensuring near zero false alerts.

The Eyes-OnTM system is currently in advanced stages of development after being successfully evaluated in a series of extensive tests, in a number of pilot projects in various countries, and following tests of its demo system by a number of vehicle manufacturers.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems and V2X cellular-based solutions for the automotive industry. Foresight’s vision systems are based on 3D video analysis, advanced algorithms for image processing and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention which are designed to provide real-time information about the vehicle’s surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the Advanced Driver Assistance Systems (ADAS), semi-autonomous and autonomous vehicle markets. The company predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the memorandum of understanding, whether the parties will enter into a binding agreement and the terms of such agreement, pilot testing and integration of the Eyes-OnTM system in a number of models from the importer’s fleet of vehicles, promotional activity to be carried out by the importer and the purchasing potential of the importer. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 27, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654